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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-6526                                                              September 30, 1998
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Brenton Mutual Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Rd
      Columbus, OH 43219
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                       Report of Independent Accountants


To the Board of Trustees of
Brenton Mutual Funds of The Coventry Group


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Brenton Mutual Funds (the "Funds") were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of September 30, 1998 with respect to securities and similar investments reflected in the investment account of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1998, and with respect to agreement of security and similar investments purchases and sales, for the period from March 31, 1998 (the date of last examination) through September 30, 1998;

o Confirmation of all securities and similar investments held by institutions in book entry form with the Federal Reserve Bank of Chicago, The Northern Trust Company, Dreyfus Service Corporation, and Goldman Sachs;

o Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

o Agreement of three security and/or investment purchases and three security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Brenton Mutual Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.
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This report is intended solely for the information and use of management of
Brenton Mutual Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                              /s/ Ernst & Young LLP


Columbus, Ohio
October 16, 1998
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                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940
            --------------------------------------------------------


We, as members of management of Brenton Mutual Funds of The Coventry Group (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of September 30, 1998.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998 with respect to securities and similar investments reflected in the investment account of the Funds.


Brenton Mutual Funds


By:

/s/ Walter Grimm
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Walter Grimm, President